Trigger Return Enhanced Securities Linked to the Lesser Performing of the iShares® MSCI EAFE ETF and the EURO STOXX 50® Index

Indicative Terms

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Maturity / Tenor:	Approximately 5 years
Underlyings:	The lesser performing of the the iShares® MSCI EAFE ETF (the “Fund”) and the EURO STOXX 50® Index (the “Index”)
Payment at Maturity:

If the Final Level of the Laggard Underlying is greater than or equal to its Initial Level, you will receive a cash payment per $1,000 Face Amount of securities at maturity calculated as follows:

$1,000 + ($1,000 x Underlying Return of the Laggard Underlying x Upside Leverage Factor)

If the Final Level of the Laggard Underlying is less than its Initial Level but greater than or equal to its Trigger Level, you will receive a cash payment per $1,000 Face Amount of securities at maturity equal to the Face Amount.

If the Final Level of the Laggard Underlying is less than its Trigger Level, you will receive a cash payment per $1,000 Face Amount of securities at maturity calculated as follows:

$1,000 + ($1,000 x Underlying Return of the Laggard Underlying)

Underlying Return:	For each Underlying, the performance of such Underlying from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level
Upside Leverage Factor:	At least 325.00% (to be determined on the Trade Date)
Initial Level:	For each Underlying, the Closing Level of such Underlying on the Trade Date
Final Level:	For each Underlying, the Closing Level of such Underlying on the Final Valuation Date
Closing Level:

For the Fund, the closing price of one share of the Fund on the relevant date of calculation multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent.

For the Index, the closing level of the Index on the relevant date of calculation.

Trigger Level:	For each Underlying, 50.00% of the Initial Level of such Underlying
CUSIP/ISIN:	25155MJF9 / US25155MJF95
Discounts and Commissions:	The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $24.69 per $1,000 Face Amount of securities. Deutsche Bank Securities Inc. (“DBSI”) may pay a fee of up to $18.44 per $1,000 Face Amount of securities to CAIS Capital LLC with respect to the securities for which CAIS Capital LLC acts as introducing broker. For more information, please see Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying preliminary pricing supplement 3034B.
Agent:	Deutsche Bank Securities Inc.

The Issuer’s estimated value of the securities on the Trade Date is approximately $946.10 to $966.10 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Securities” on page PS–3 of the accompanying preliminary pricing supplement No. 3034B for additional information.

By acquiring the securities, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the securities or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the securities. Please see “Resolution Measures and Deemed Agreement” in the accompanying preliminary pricing supplement No. 3034B for more information.

For more information regarding this offering, please refer to the preliminary pricing supplement No. 3034B on the SEC website at

https://www.sec.gov/Archives/edgar/data/1159508/000095010318001423/dp86191_424b2-ts3034b.htm.

General
The notes are designed for investors who seek a return at maturity of at least 325.00% (to be determined on the Trade Date) of any increase in the price or level, as applicable, of the lesser performing of the iShares® MSCI EAFE ETF (the “Fund”) and the EURO STOXX 50® Index (the “Index,” and each of the Fund and the Index, an “Underlying”). If the Final Level of the lesser performing Underlying, which we refer to as the “Laggard Underlying,” is less than its Initial Level but greater than or equal to its Trigger Level, investors will receive a cash payment per $1,000 Face Amount of securities at maturity equal to the Face Amount. However, if the Final Level of the Laggard Underlying is less than its Trigger Level, for each $1,000 Face Amount of securities, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level of the Laggard Underlying is less than its Initial Level. Any payment on the securities is subject to the credit of the Issuer.

Note Characteristics

■  Opportunity to receive enhanced returns if the Final Level of the Laggard Underlying is greater than or equal to its Initial Level

■  Receive the Face Amount if the Final Level of the Laggard Underlying is less than its Initial Level but greater than or equal to its Trigger Level

■  Full downside exposure if the Final Level of the Laggard Underlying is less than its Trigger Level

Risk Considerations

■  You will lose a significant portion or all of your investment in the securities if the Final Level of the Laggard Underlying is less than its Trigger Level

■  The risk that you will lose a significant portion or all of your investment in the securities is greater than in similar securities that are linked to the performance of just one of the Underlyings

■  Unlike ordinary debt securities, the securities do not pay any coupons or dividends and do not guarantee any return on your initial investment at maturity.

■  Any payment on the securities is subject to the credit of the Issuer.

■  The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.

■  Additional risk factors can be found below.

Important Dates

Trade Date: ….………………………..……….February 23*, 2018

Settlement Date: .……………………...………February 28*, 2018

Final Valuation Date: .………………….……...February 23*, 2023

Maturity Date: ……….…………………..……..February 28*, 2023

*Expected. In the event that we make any changes to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

Fact Sheet for Preliminary Pricing Supplement No. 3034B
Filed Pursuant to Rule 433

Registration Statement No. 333-206013

Dated February 2, 2018

NOT FDIC / NCUA INSURED OR GUARANTEED

MAY LOSE VALUE

NO BANK GUARANTEE * NOT A DEPOSIT

NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Examples

The hypothetical returns set forth below reflect $1,000 of Face Amount of securities, a Trigger Level of 50.00% of the Initial Level and assume an Upside Leverage Factor of 325.00%. The actual Upside Leverage Factor, Initial Level and Trigger Level will be determined on the Trade Date.

Hypothetical Underlying Return of the Laggard Underlying (%)	Hypothetical Payment at Maturity ($)	Hypothetical Return on the Securities (%)
100.00%	$4,250.00	325.00%
75.00%	$3,243.75	243.75%
50.00%	$2,625.00	162.50%
40.00%	$2,300.00	130.00%
30.00%	$1,975.00	97.50%
20.00%	$1,650.00	65.00%
10.00%	$1,325.00	32.50%
5.00%	$1,162.50	16.25%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1.000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-51.00%	$490.00	-51.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Laggard Underlying and will depend on whether, and the extent to which, the Underlying Return of the Laggard Underlying is positive, zero or negative. If the Final Level of the Laggard Underlying is less than its Trigger Level, for each $1,000 Face Amount of securities, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level of the Laggard Underlying is less than its Initial Level. In this circumstance, you will lose a significant portion or all of your investment at maturity. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

THE SECURITIES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the securities do not pay any coupons and do not guarantee any return of your investment at maturity.

YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE FINAL LEVEL OF THE LAGGARD UNDERLYING — The Payment at Maturity will be determined by reference to the Final Level of the Laggard Underlying, without taking into consideration the performance of the other Underlying.

THE SECURITIES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The securities are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and, in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

THE SECURITIES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the securities are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us. A “Resolution Measure” may include: writing down, including to zero, any claim for payment on the securities;

converting the securities into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the securities to another entity, amending, modifying or varying the terms and conditions of the securities or cancelling the securities. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment, or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priority introduced by the Resolution Mechanism Act would apply in German insolvency proceedings instituted, or when Resolution Measures are imposed, on or after January 1, 2017 with effect for debt instruments of the Issuer outstanding at that time. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the securities offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the securities differently. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would bear losses after the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the securities if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the securities, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the securities following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the securities, under the senior indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the securities are subject to any Resolution Measure, secondary market trading in the securities may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYINGS OR THE SECURITIES COMPOSING THE UNDERLYINGS — The return on the securities may not reflect the return you would have realized if you had directly invested in the Underlyings or the securities composing the Underlyings. For instance, any Payment at Maturity on the securities is dependent on the performance of the Laggard Underlying, and you will not participate in any potential increase in the price or level, as applicable, of the other Underlying, which could be significant.

IF THE PRICES OR LEVELS, AS APPLICABLE, OF THE UNDERLYINGS CHANGE, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the prices or levels, as applicable, of the Underlyings. Changes in the prices or levels, as applicable, of the

Underlyings may not result in comparable changes in the value of your securities.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Fund or the securities composing the Underlyings would have.

YOUR INVESTMENT IS EXPOSED TO A DECLINE IN THE PRICE OR LEVEL, AS APPLICABLE, OF EACH UNDERLYING — Your return on the securities, if any, is not linked to a basket consisting of the Underlyings. Rather, any Payment at Maturity will be determined by reference to the performance of each individual Underlying. Unlike an instrument with a return linked to a basket, in which risk is mitigated and diversified among all of the basket components, you will be exposed equally to the risks related to each Underlying and your return will be based on the performance of the Laggard Underlying, as measured on the Final Valuation Date. Poor performance by either Underlying over the term of the securities may adversely affect your return on the securities and will not be offset or mitigated by a positive performance by the other Underlying.

BECAUSE THE SECURITIES ARE LINKED TO THE LESSER PERFORMING OF THE TWO UNDERLYINGS, YOU ARE EXPOSED TO A GREATER RISK OF LOSING SOME OR ALL OF YOUR INVESTMENT THAN IF THE SECURITIES WERE LINKED TO JUST ONE UNDERLYING — The risk that you will lose a significant portion or all of your investment in the securities is greater than in substantially similar securities that are linked to the performance of just one of the Underlyings. With two Underlyings, it is more likely that the Final Level of at least one Underlying will be less than its Trigger Level than if the securities were linked to only one Underlying, and therefore, it is more likely that you will receive a Payment at Maturity that is significantly less than your investment. In addition, the performance of the Underlyings may not be correlated. If the performance of the Underlyings is not correlated, or is negatively correlated, the potential for the Final Level of at least one Underlying to be less than its Trigger Level is even greater. Although the correlation of the Underlyings’ performance may change over the term of the securities, the Trigger Levels are determined, in part, based on the correlation of the Underlyings’ performance at the time when the terms of the securities are finalized. A lower Trigger Level for an Underlying is generally associated with a lower correlation of the Underlyings, which reflects a greater potential for loss on your investment at maturity.

THE INDEX REFLECTS THE PRICE RETURN OF THE STOCKS COMPOSING THE INDEX, NOT THEIR TOTAL RETURN INCLUDING ALL DIVIDENDS AND OTHER DISTRIBUTIONS — The Index reflects the changes in the market prices of its component stocks. The Index is not, however, a “total return” index, which, in addition to reflecting those price returns, would also reflect the reinvestment of all dividends and other distributions paid on the stocks composing the Index.

THE SPONSOR OF THE INDEX MAY ADJUST THE INDEX IN WAYS THAT AFFECT THE LEVEL OF THE INDEX AND HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS — The sponsor of the Index (the “Index Sponsor”) is responsible for calculating and maintaining the Index. The Index Sponsor can add, delete or substitute the components of the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of such Index components may affect the Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the level of the Index and, thus, the value of, and your return on, the securities. The Index Sponsor has no obligation to consider your interests in calculating or revising the Index.

THERE ARE RISKS ASSOCIATED WITH INVESTMENTS LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — Both Underlyings include component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the securities are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be less liquid and more volatile than U.S. securities markets and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the price or level, as applicable, of one or both Underlyings, and thus, the value of your securities. Furthermore, there are risks associated with investments linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Index are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

THE PERFORMANCE OF THE INDEX WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Index is composed of stocks denominated in euro. Because the level of the Index is also calculated in euro (and not in U.S. dollars), the performance of the Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, if the euro strengthens or weakens relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return on the securities.

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Index or your securities. None of the other companies represented in the Index will be involved in the offering of the securities in any way. Neither they nor we will have any obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

The Policies of the FUND ADVISOR and Changes that Affect the fund or THe Tracked Index Could Adversely Affect the Value of the securities — The policies of the Fund Advisor concerning the calculation of the Fund’s net asset value (“NAV”), additions, deletions or substitutions of securities or other assets or financial measures held by the Fund, substitution of the Tracked Index and the manner in which changes affecting how the Tracked Index is calculated are reflected in the Fund could adversely affect the price of the shares of the Fund and, therefore, the value of, and your return on, the securities. The value of, and your return on, the securities could also be adversely affected if the Fund Advisor changes these policies, for example, by changing the manner in which it calculates the Fund’s NAV, or if the Fund Advisor discontinues or suspends calculation or publication of the Fund’s NAV, in which case it may become difficult to determine the value of the securities. If events such as these occur or if the Closing Level of the Fund is not available on the Final Valuation Date because of a market disruption event or for any other reason, the calculation agent, in certain circumstances, may determine the Closing Level of the Fund and the Payment at Maturity in a manner it considers appropriate in its sole discretion.

The Performance of the fund, Particularly During Periods of Market Volatility, May Not Match the Performance of the Tracked Index or ITS NET ASSET VALUE per Share — The performance of the Fund may not match the performance of the Tracked Index due to a number of factors. For instance, the Fund may not hold all or substantially all of the securities included in the Tracked Index and the Fund Advisor may invest a portion of the Fund’s assets in securities not included in the Tracked Index. Therefore, the performance of the Fund is generally linked, in part, to assets other than the securities included in the Tracked Index. Additionally, the performance of the Fund will reflect transaction costs and fees that are not included in the calculation of the Tracked Index.

In addition, because the shares of the Fund are traded on a securities exchange and are subject to supply and demand, the performance of one share of the Fund may differ from the performance of the Tracked Index or the Fund’s NAV per share. Furthermore, during periods of market volatility, securities or other assets held by the Fund may become unavailable in the secondary market due to reduced liquidity or suspensions of, or limitations on, trading, making it difficult for market participants to accurately calculate the NAV per share of the Fund and/or create, redeem or hedge shares of the Fund. In such circumstances, the prices at which market participants are willing to buy and sell shares of the Fund may be significantly lower than the Fund’s NAV and the liquidity of the shares of the Fund may be materially and adversely affected. Consequently, the performance of the Fund may deviate significantly from the performance of the Tracked Index or the Fund’s NAV per share. These circumstances may or may not constitute market disruption events and, in either case, your return on the securities may be determined based on the price of the Fund when it deviates significantly from the performance of the Tracked Index or the Fund’s NAV per share. If this occurs, the value of, and your return on, the securities may be materially and adversely affected.

ANTI-DILUTION PROTECTION IS LIMITED AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Fund. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Fund in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the securities.

THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Fund invests in stocks denominated in foreign currencies but its shares are denominated in U.S. dollars, changes in currency exchange rates may negatively impact the Fund’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rates;

•	political, civil or military unrest;

•	the balance of payments between the countries represented in the Fund and the U.S.; and

•	the extent of governmental surpluses or deficits in the countries represented in the Fund and the U.S.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Fund, the U.S. and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Fund strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the Fund. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the price of the Fund will be adversely affected and the value of the securities may be reduced. Additionally, the volatility and/or correlation (including the direction and extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Fund could adversely affect the value of the securities.

THERE IS NO AFFILIATION BETWEEN THE FUND OR THE UNDERLYING STOCK ISSUERS AND US AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY INFORMATION ABOUT THE FUND OR THE UNDERLYING STOCK ISSUERS — We are not affiliated with the Fund or the other issuers of the component stocks held by the Fund or included in the Tracked Index (such stocks, “Underlying Stocks,” and the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we or our affiliates may currently, or from time to time in the future, engage in business with the Underlying Stock Issuers, including extending loans to, making equity investments in, acting as underwriter in connection with future offerings of the Underlying Stocks by, or providing advisory services (including merger and acquisition advisory services) to, such Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the securities, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Fund nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your securities. The Fund has no obligation to take your interests into consideration for any reason, including when taking any actions that would require the calculation agent to adjust the Share Adjustment Factor, which may adversely affect the value of your securities.

PAST PERFORMANCE OF THE UNDERLYINGS IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlyings over the term of the securities may bear little relation to the historical closing prices or levels, as applicable, of the Underlyings and/or the hypothetical examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlyings or whether the performance of the Underlyings will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD

GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of securities, the Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the prices or levels, as applicable, of the Underlyings have increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the prices or levels, as applicable, of the Underlyings will affect the value of the securities more than any other single factor, the value of the securities prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlyings on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the prices or levels, as applicable, of one or both Underlyings and, therefore, make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlyings. To the extent that we or our affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our or our affiliates’ interests with respect to such products may be adverse to those of the holders of the securities. Introducing competing products into the marketplace in this manner could adversely affect the prices or levels, as applicable, of one or both Underlyings and the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities. Furthermore, because DBSI or one of its affiliates is expected to conduct trading and hedging activities for us in connection with the securities, DBSI or such affiliate may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that DBSI receives for the sale of the securities to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for DBSI to sell the securities to you in addition to any compensation they would receive for the sale of the securities.

WE OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICES OR LEVELS, AS APPLICABLE, OF THE UNDERLYINGS AND THE VALUE OF THE SECURITIES — We or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the prices or levels, as applicable, of the Underlyings and the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlyings.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Share Adjustment Factor and will be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the securities.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected.

Even if the treatment of the securities as prepaid financial contracts is respected, purchasing a security could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the taxable disposition of the security would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain,” and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the security.

As described in the accompanying preliminary pricing supplement No. 3034B under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.